Ecology Coatings, Inc.
2701 Cambridge Court, Suite 100
Auburn Hills, MI  48326
248-370-9900

September 9, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ecology Coatings, Inc.
Request for Withdrawal of Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1 filed as filing type “S-1/A”
(File No. 333-91436)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ecology Coatings, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 3, 2009 as filing type “S-1/A” (the “Pre-Effective Amendment”).

The Pre-Effective Amendment was incorrectly tagged with the wrong file number.  Accordingly, the Company is requesting that the Pre-Effective Amendment be immediately withdrawn.  As discussed with the Staff, the Registrant will file a Pre-Effective amendment with the correct EDGAR file number.

The Registrant confirms that no securities have been sold in connection with the Pre-Effective Amendment.

We appreciate your assistance and should you need any additional information, please feel free to contact me.

Very truly yours

                                                                                          /s/ Daniel Iannotti
Daniel Iannotti
VP, General Counsel & Secretary

Dan.Iannotti@ecologycoatings.com